Exhibit 99.1

CONTACT:  Retalix Ltd.
          Hugo Goldman
          +972-9-776-6677
          investors@retalix.com

Retalix Announces Fourth Quarter and FY 2011 Results

Record Year in 2011; Revenues up 16.2% in Q4 and 13.8% in FY11;
Net Income (Non-GAAP) up 13.5% in Q4 and 13.9% in FY11; Expects
Double-Digit Revenue Growth and Increased Profitability in 2012

RA'ANANA, Israel, February 29, 2012 -- Retalix® Ltd. (NasdaqGS:RTLX), a leading global provider of software and services to high volume, high complexity retailers, today announced results for the fourth quarter and year ended December 31, 2011.

Summarized financial highlights for the fourth quarter and twelve-month period ended December 31, 2011:

•
Total Revenues for the full year were a record $236.0 million compared to $207.4 million in 2010.  Total revenues for the fourth quarter of 2011 were a Company record $62.5 million compared to $53.8 million in the fourth quarter of 2010.

•
Adjusted Income from Operations (Non-GAAP)* for the full year was $20.3 million compared to $19.8 million in 2010.  In the fourth quarter of 2011 adjusted income from operations (non-GAAP) was $5.0 million compared to $4.5 million in the fourth quarter of 2010.

•
Income from Operations (GAAP) for the full year was $13.2 million compared to $12.4 million in 2010.  In the fourth quarter of 2011 income from operations (GAAP) was $3.0 million compared to $2.7 million in the fourth quarter of 2010.

•
Financial Income for the full year was $1.8 million compared to $3.5 million in 2010.  In the fourth quarter of 2011 financial income was $0.6 million compared to $2.0 million in the fourth quarter of 2010.  Included in the 2010 financial income was $0.8 million in the fourth quarter of 2010 and a total of approximately $2 million for the full year 2010 in interest income related to tax refunds.

•
Adjusted Net Income (Non-GAAP)* for the full year grew to a record level of $19.4 million, or $0.79 per diluted share, compared to $17.1 million, or $0.70 per diluted share in 2010.  In the fourth quarter of 2011 the adjusted net income (non-GAAP) was $4.5 million, or $0.19 per diluted share, compared to $4.0 million, or $0.16 per diluted share, in the fourth quarter of 2010.

•
GAAP Net Income for the year was $13.7 million, or $0.55 per diluted share, compared to $10.8 million, or $0.44 per diluted share, in 2010.  For the fourth quarter of 2011, GAAP net income was $3.1 million, or $0.13 per diluted share, compared to $2.6 million, or $0.11 per diluted share, in the fourth quarter of 2010.

•	Cash Flow from Operating Activities generated for the full year was $20.1 million, of which $1.7 million was generated during the fourth quarter of 2011.

•
Balance Sheet remained strong with $135.7 million in cash and cash equivalents, deposits and marketable securities as of December 31, 2011, after the $18.95 million cash used in the acquisition of MTXEPS, and with no debt.

Shuky Sheffer, Chief Executive Officer of Retalix, said, “We had a strong finish to 2011,  posting record revenues in the fourth quarter and strong financial results in all our parameters.  This completed a strong year for Retalix in which we achieved solid double digit growth through the execution of our strategy, delivered on our promises and made good progress with each of our growth engines.  We are winning multiple new customers across our business lines and geographies.  The Retalix 10 Store Suite is being recognized as the leading platform for high volume high complexity retailers, and we are growing our service business, and expanding our software-as-a-service offerings including through an acquisition.  We identified the market trends and positioned Retalix with the best solutions to address the multi-channel retailing environment and ensure a consistent shopping experience while also enhancing retailers’ operations.  All of the achievements in 2011 demonstrate that our strategy is creating strong results for Retalix and highlight that we have successfully positioned the business future growth.”

Hugo Goldman, the Company's Chief Financial Officer, said, “We continued our good financial performance reporting strong growth and record total revenues and Non-GAAP net income for 2011.  Profitability was maintained while we proceeded with our investments in our operations, growth engines and strategic projects for our customers and prospects.  We also continued our strong collections and efficient cash management, generating over $20 million in operating cash in 2011, and improved our DSO.  Our balance sheet is strong.  We have no debt.  These strengths will continue to help us to pursue opportunities in the market in 2012.”

Business Highlights for 2011

•
Retalix 10 Store Suite is being recognized as the leading platform for retailers and winning major customers, including Target Corporation, which selected Retalix 10 as its next-generation store platform for Target's new retail operations in Canada.

•	In the fourth quarter Retalix had another new Retalix 10 win with a leading Tier 0 retailer.

•
Successfully achieving significant customer milestones as demonstrated in the January 2012 press release that announced that Tesco Plc. will commence the deployment of its next generation store platform following a successful initial pilot of the Retalix 10 Store Suite.

•
Achieving adjacent markets and international business wins including Walgreens, a leading drug store chain in the United States, Russian grocery chain DIXY and a Chinese grocery chain.  During 2011 PetroChina completed a rollout of Retalix's systems to more than 16,000 convenience store and fuel locations across China.

•	Winning a broad range of customers for value-added product-led services and successfully integrating services into Retalix’s offering to grow the Company’s share of wallet with its customers.

•	Expanding Software-as-a-Service offerings with the acquisition of MTXEPS and numerous customer wins for Retalix’s connected payments products.

•
Continuing to penetrate the regional retail markets with numerous wins in 2011, including Tops Markets, a grocery chain based in New York, Weis Markets, a grocery chain based in Pennsylvania, Family Express, a Valparaiso, Indiana-based convenience store chain, and The Southern Co-Operative, a chain of grocery stores in southern England.

•
Adding significant differentiators to Retalix’s offerings, including the recently launched Retalix 10 Mobile Shopper applications and the announcement that the Retalix 10 Store Suite is “cloud ready” with the solutions to meet retailers’ future needs.

Outlook for FY 2012

Sheffer added, “We are excited by the opportunities we see in the market.  Our goal for 2012 is to leverage what we have built and take advantage of Retalix’s lead achieved through our unique products and services.  To increase our market share we will continue to execute on our strategy of innovative products and product-led services, growing our Software-as-a-Service offerings including connected payments, and expanding in our geographies and adjacent markets.  We will also continue to explore the opportunities for non-organic growth through M&A designed to support our strategy.

“For 2012 we expect to continue double digit growth and improve profitability.  Today we are announcing guidance of total revenues in the range of $260 to $270 million and 9 to 10 percent profitability from operations for 2012.  Our guidance for 2012 is based on organic revenue growth for Retalix's products and services.  As in 2011, we expect to build on our results as the year progresses.”

Conference Call and Webcast Information

Retalix will be holding a conference call to discuss results for the full year and fourth quarter of 2011 on Wednesday, February 29th at 9:00 am Eastern Time (4:00 pm Israel Time). This conference can be accessed by all interested parties through the Company's web site at http://www.retalix.com/conference-call.cfm, which web site is not part of this press release. For those unable to participate during the live broadcast, a replay will be available shortly after the call on Retalix's web site.

About Retalix
Retalix is a leading global provider of innovative software and services to high volume, high complexity retailers, including supermarkets, convenience stores, fuel stations, drugstores and department stores. The company's products and services help its customers to manage and optimize their retail operations, differentiate their brand and build consumer loyalty, while providing retailers with the flexibility and scalability to support ongoing business transformation and growth. Retalix offers solutions for point-of-sale (POS), sales channels and in-store management (including mobile and e-commerce), customer management and marketing, merchandising, and logistics. By leveraging a multitude of deployment options, including Software-As-A-Service (SaaS), Retalix serves a large customer base of approximately 70,000 stores across more than 50 countries worldwide. The Company's headquarters are located in Ra'anana, Israel, and its North America headquarters are located in Plano, Texas. Retalix stock trades on the NASDAQ and the Tel Aviv Stock Exchange.

For more information, visit http://www.retalix.com, the contents of which are not part of this press release. Follow Retalix on Twitter: @Retalix.

Retalix is a registered trademark of Retalix Ltd. in the United States and in other countries. The names of actual companies, products and services mentioned herein may be the trademarks of their respective owners.

* Note Regarding the Use of Non-GAAP Financial Information
In addition to reporting financial results in accordance with generally accepted accounting principles, or GAAP, Retalix uses Non-GAAP measures of operating income, operating margin, net income and earnings per diluted share, which are adjustments from results based on GAAP to exclude non-cash equity based compensation, acquisition related costs and amortization of intangibles related to acquisitions when applicable.  Retalix's management believes the Non-GAAP financial information provided in this release is useful to investors' understanding and assessment of the Company's on-going core operations and prospects for the future. The presentation of this Non-GAAP financial information is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. Management also uses both GAAP and Non-GAAP information in evaluating and operating business internally and as such deemed it important to provide this information to investors. Reconciliations between GAAP measures and Non-GAAP measures are contained following the GAAP financial statements in this press release.

Safe Harbor for Forward-Looking Statements:
Except for statements of historical fact, the information presented herein constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other U.S. federal securities laws.  For example, the statements regarding our "Outlook for FY 2012" including our expected financial results, expected demand and opportunities, future expansion of product offerings and services, and future strategic plans, growth and positioning, all involve forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Retalix, including revenues, income and expenses, to be materially different from any future results, performance or achievements or other guidance or outlooks expressed or implied by such forward-looking statements. Such factors include risks relating to Retalix's anticipated future financial performance and growth, the performance of the US dollar relative to other currencies, continued roll-outs with existing customers, continued interest in Retalix's new platforms, the perception by leading retailers of Retalix's reputation, the potential benefits to food and fuel retailers and distributors, expansion into new geographic markets, the availability of acquisition candidates on reasonable terms, and other factors over which Retalix may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. Readers are referred to the reports and documents filed by Retalix with the Securities and Exchange Commission, including Retalix's Annual Report on Form 20-F for the year ended December 31, 2010, for a discussion of these and other important risk factors. Except as required by law, Retalix undertakes no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof, or to reflect the occurrence of unanticipated events.

RETALIX LTD.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(U.S. $ in thousands, except share and per share data)

Year ended December 31		Three months ended December 31
2011	2010	2011	2010
(Unaudited)	(Audited)	(Unaudited)

REVENUES:
Product sales	50,933	58,000	13,296	15,012
Services	185,107	149,374	49,208	38,777
Total revenues	236,040	207,374	62,504	53,789
COST OF REVENUES:
Cost of product sales	31,997	34,974	8,639	8,900
Cost of services	106,725	88,526	29,095	22,679
Total cost of revenues	138,722	123,500	37,734	31,579

GROSS PROFIT	97,318	83,874	24,770	22,210
OPERATING EXPENSES:
Research and development – net	32,026	29,657	8,629	7,948
Selling and marketing	26,221	17,338	7,428	5,030
General and administrative	26,639	24,635	6,370	6,663
Other income – net	(761)	(181)	(696)	(180)
Total operating expenses	84,125	71,449	21,731	19,461
INCOME FROM OPERATIONS	13,193	12,425	3,039	2,749
FINANCIAL INCOME, net	1,828	3,509	612	1,993
INCOME BEFORE TAXES ON INCOME	15,021	15,934	3,651	4,742
TAX EXPENSES	(495)	(4,667)	(107)	(2,017)
INCOME AFTER TAXES ON INCOME	14,526	11,267	3,544	2,725
SHARE IN INCOME OF AN ASSOCIATED COMPANY	38	25	-	20
NET INCOME	14,564	11,292	3,544	2,745
NET INCOME ATTRIBUTABLE TO NON-CONTROLLING INTERESTS	(874)	(505)	(433)	(126)
NET INCOME ATTRIBUTABLE TO RETALIX LTD.	13,690	10,787	3,111	2,619
EARNINGS PER SHARE – in U.S. $:
Basic	0.56	0.45	0.13	0.11
Diluted	0.55	0.44	0.13	0.11
WEIGHTED AVERAGE NUMBER OF SHARES USED IN COMPUTATION OF EARNINGS PER SHARE – in thousands:
Basic	24,230	24,102	24,329	24,126
Diluted	24,717	24,515	24,791	24,552

RETALIX LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS
(U.S. $ in thousands)

	December 31
	2011	2010
	(Unaudited)	(Audited)

A s s e t s
CURRENT ASSETS:
Cash and cash equivalents	38,644	77,066
Short-term deposits	96,000	55,000
Marketable securities	9	2,012
Accounts receivable:
Trade	56,721	55,536
Other	5,234	2,723
Prepaid expenses	4,295	4,436
Inventories	1,407	1,016
Deferred income taxes	4,374	4,572
Total current assets	206,684	202,361
NON-CURRENT ASSETS :
Long-term receivables	830	1,099
Long-term prepaid expenses	1,749	879
Long term investments	1,029	494
Amounts funded in respect of employee rights upon retirement	10,329	12,855
Deferred income taxes	11,385	9,737
Other	200	298
Total non - current assets	25,522	25,362
PROPERTY, PLANT AND EQUIPMENT, net	17,586	15,070
GOODWILL AND OTHER INTANGIBLE ASSETS, net of
accumulated amortization	82,288	61,899
Total assets	332,080	304,692

RETALIX LTD.
CONDENSED CONSOLIDATED BALANCE SHEET
(U.S. $ in thousands)

	December 31
	2011	2010
	(Unaudited)	(Audited)

Liabilities and equity
CURRENT LIABILITIES:
Current maturities of long-term bank loans	-	267
Accounts payable and accruals:
Trade	6,855	6,511
Employees and employee institutions	10,913	8,512
Accrued expenses	14,322	11,175
Other	4,823	2,145
Deferred revenues	19,071	21,366
Total current liabilities	55,984	49,976
LONG-TERM LIABILITIES :
Long-term deferred revenues	3,942	2,055
Employee rights upon retirement	14,220	16,392
Deferred tax liability	270	271
Other tax payables	3,493	476
Total long-term liabilities	21,925	19,194
Total liabilities	77,909	69,170
EQUITY:
Share capital -Ordinary shares of NIS 1.00 par value (authorized):
December 31, 2011 (unaudited) and
December 31, 2010 (audited) - 50,000,000 shares;
issued and outstanding: December 31, 2011 (unaudited) -
24,485,946 shares; December 31, 2010 (audited) -
24,160,075 shares;	6,464	6,375
Additional paid in capital	218,246	212,429
Retained earnings	24,852	11,162
Accumulated other comprehensive income	(258)	1,110
Total Retalix shareholders’ equity	249,304	231,076
Non-controlling interest	4,867	4,446
Total equity	254,171	235,522
Total liabilities and equity	332,080	304,692

(Continued) - 1

RETALIX LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. $ in thousands)

	Year ended		Three months ended
	December 31		December 31
	2011	2010	2011	2010
	(Unaudited)	(Audited)	(Unaudited)	(Audited)

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	14,564	11,292	3,544	2,745
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	6,212	5,989	1,877	1,486
Losses from sale of property, plant and equipment	-	21	-	21
Share in income of an associated company	(38)	(25)	-	(20)
Stock based compensation expenses	2,326	3,855	536	867
Changes in accrued liability for employee rights upon retirement	(1,328)	2,243	(2,141)	431
Losses (gains) on amounts funded in respect of employee rights upon retirement	871	(1,365)	1,287	(957)
Deferred income taxes – net	(1,498)	2,854	(567)	1,116
Net decrease (increase) in marketable securities	20	(99)	(2)	(63)
Other	123	172	87	(3)
Changes in operating assets and liabilities:
Decrease (increase) in accounts receivable:
Trade (including the non-current portion)	218	(598)	3,377	6,179
Other (including the non-current portion)	(4,152)	6,781	(2,918)	1,959
Increase (decrease) in accounts payable and accruals:
Trade	98	(530)	(1,513)	1,520
Employees, employee institutions and other	789	(979)	(1,632)	(649)
Decrease (Increase) in inventories	(390)	472	124	126
Increase (decrease) in long-term institutions	3,017	-	3,250	(1)
Increase (decrease) in deferred revenues	(720)	3,638	(3,613)	495
Net cash provided by operating activities – forward	20,112	33,721	1,696	15,252

RETALIX LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. $ in thousands)

	Year ended		Three months ended
	December 31		December 31
	2011	2010	2011	2010
	(Unaudited)	(Audited)	(Unaudited)

Net cash provided by operating activities - brought forward	20,112	33,721	1,696	15,252
CASH FLOWS FROM INVESTING ACTIVITIES:
Maturity of marketable debt securities held to maturity	-	180	-	-
Investment in available-for-sale marketable securities	1,978	(1,679)	-	-
Investment in short term deposits, net	(41,000)	(55,000)	(50,000)	2,000
Business purchased net of cash acquired	(16,930)	-	-	-
Investments in subsidiaries, net	130	-	130	-
Purchase of property, plant, equipment and other assets	(5,273)	(2,566)	(1,432)	(909)
Amounts funded in respect of employee rights upon retirement, net	444	(855)	272	121
Changes in restricted deposits	-	(179)	-	-
Net cash provided by (used in) investing activities	(60,651)	(60,099)	(51,030)	1,212
CASH FLOWS FROM FINANCING ACTIVITIES:
Repayment of long-term bank loans	(273)	(242)	-	1
Issuance of share capital to employees and non-employees resulting from exercise of options	3,049	22	2,366	19
Short-term bank credit – net	-	(170)	-	(123)
Net cash provided by (used in) financing activities	2,776	(390)	2,366	(103)
EFFECT OF EXCHANGE RATE CHANGES ON CASH	(659)	159	(385)	181
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(38,422)	(26,609)	(47,353)	16,542
BALANCE OF CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	77,066	103,675	85,997	60,524
BALANCE OF CASH AND CASH EQUIVALENTS AT END OF PERIOD	38,644	77,066	38,644	77,066

Supplemental information on investing activities not involving cash flows:

Acquisition Date (July 26, 2011)
U.S. $ in thousands
Acquisition of subsidiaries consolidated for the first time *:

Assets and liabilities of the subsidiary at date of acquisition:
Working capital (excluding cash and cash equivalents)	1,221
Fixed assets	552
Long-term liabilities	(412)
Goodwill arising on acquisition and intangible assets	(22,615)
(21,254)
Less: Earn-out payment	4,324
Net cash paid	(16,930)

 RETALIX LTD.
UNAUDITED RECONCILIATION OF NON-GAAP ADJUSTMENTS
U.S. $ in thousands (except per share data)

The following tables reflect selected Retalix’ non-GAAP results reconciled to GAAP results:

	Year ended December 31		Three months ended December 31
	2011	2010	2011	2010
	Unaudited		Unaudited

OPERATING INCOME
GAAP Income from Operation	13,193	12,425	3,039	2,749
GAAP Operating Margin	5.6%	6%	4.9%	5.1%
Plus:
Amortization of acquisition-related intangible assets	3,711	3,494	1,389	885
Stock based compensation expenses	2,326	3,855	535	867
Acquisition related costs	1,032	-	-	-
Non-GAAP Income from Operation	20,262	19,774	4,963	4,501
Non-GAAP Operating margin*	8.6%	9.5%	7.9%	8.4%

NET INCOME	13,690	10,787	3,111	2,619
GAAP Net income
Plus:
Amortization of acquisition-related intangible assets	3,711	3,494	1,389	885
Stock based compensation expenses	2,326	3,855	535	867
Acquisition related costs	1,032	-	-	-
Less:
Income tax effect of amortization of acquisition-related intangible assets	(994)	(1,366)	(331)	(515)
Tax income (expenses) effect of stock based compensation expenses	(52)	283	(188)	123
Income tax effect of acquisition related costs	(294)	-	-	-
Non-GAAP Net income	19,419	17,053	4,516	3,979

NET EARNINGS PER DILUTED SHARE
GAAP Earnings per diluted share	0.55	0.44	0.13	0.11
Plus:
Amortization of acquisition-related intangible assets	0.15	0.14	0.06	0.04
Stock based compensation expenses	0.10	0.16	0.02	0.04
Acquisition related costs	0.04	-		-
Less:
Income tax effect of amortization of acquisition-related intangible assets	(0.04)	(0.05)	(0.01)	(0.02)
Income tax effect of stock based compensation expenses	(0.00)	0.01	(0.01)	(0.01)
Tax expenses effect of acquisition related costs	(0.01)	-	-	-
Non-GAAP Earnings per diluted share	0.79	0.70	0.19	0.16

Shares used in computing diluted earnings per share	24,717	24,515	24,791	24,552

*
We calculate Non-GAAP Operating Margin by dividing Non-GAAP Operating income (reconciled to GAAP operating income above) by revenues. For the quarter and year ended December 31, 2011, this resulted in a Non-GAAP Operating Margin of 7.9% and 8.6%, respectively, calculated as follows: $4,963/$62,504 = 7.9% and $20,262/$236,040= 8.6%.

RETALIX LTD.
UNAUDITED RECONCILIATION OF NON-GAAP ADJUSTMENTS
(U.S. $ in thousands)

The following table shows the classification of stock-based compensation expense:

	Year ended December 31		Three months ended December 31
	2011	2010	2011	2010
	Unaudited		Unaudited
	U.S. $ in thousands
Cost of product sales	33	26	9	5
Cost of services	337	252	92	40
Research and development	132	101	39	25
Selling and marketing	393	518	85	124
General and administrative	1,431	2,958	310	673

Total	2,326	3,855	535	867

The following table shows the classification of amortization of acquisition-related intangible assets:

	Year ended December 31		Three months ended December 31
	2011	2010	2011	2010
	Unaudited		Unaudited
	U.S. $ in thousands
Cost of product sales	2,361	2,483	689	625
Cost of services	1,285	872	698	220
General and administrative	65	139	2	40

Total	3,711	3,494	1,389	885

Acquisition related costs are attributable to the acquisition of MTXEPS, LLC. Retalix acquired MTXEPS’s shares on July 26, 2011 for approximately $18.95 million in cash and additional cash consideration of up to $6 million may be paid over the course of the next two years based on the achievement of certain performance metrics.